UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2008

Commission File Number: 000-51310

             XTL Biopharmaceuticals Ltd.
(Translation of registrant's name into English)

711 Executive Blvd., Suite Q
Valley Cottage, New York 10989
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   N/A

Incorporation by Reference: This Form 6-K of XTL Biopharmaceuticals Ltd. dated August 27, 2008 is hereby incorporated by reference into the registration statements on Form F-3 (File No. 333-141529, File No. 333-147024 and File No. 333-135055) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on March 23, 2007, October 30, 2007 and August 15, 2008, respectively, and the registration statements on Form S-8 (File No. 333-148058 and File No. 333-148574) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on December 14, 2007 and January 18, 2008, respectively.

Notification of Extraordinary General Meetings and Further Changes to Board Composition

Valley Cottage, New York, August 27, 2008 - XTL Biopharmaceuticals Ltd. (NASDAQ: XTLB; TASE: XTL) today announced a notice convening two Extraordinary General Meetings (the “Meetings”). The Meetings will take place at the Conference Room at the Company’s Israeli offices at Building 3, Kiryat Weizmann Science Park, Rehovot, Israel 76100, at 3:00 p.m. Israel time, and 5:30 p.m. Israel time, respectively, on October 2, 2008.

At the first Extraordinary General Meeting it is proposed that:

•	Kenneth J. Zuerblis, Chief Financial Officer of Imclone Systems, Inc. (NASDAQ: IMCL), be and is hereby appointed as an External Director of the Company until October 2, 2011; and
•	Jennifer L. Good, President and Chief Executive Officer of Penwest Pharmaceuticals Co. (NASDAQ: PPCO), be and is hereby appointed as an External Director of the Company until October 2, 2011.

At the second Extraordinary General Meeting, which will follow the first Extraordinary General Meeting, it is proposed that the remuneration items of the directors as detailed in the Notice be approved.

The Notice of the Meetings is available for the public at the US Securities Exchange Edgar site: http://www.sec.gov/ and at the Israel Securities Authority's site: www.magna.isa.gov.il.

In addition, Laurence N. Charney has notified the Company of his resignation from the Board of Directors effective today, August 27, 2008.

ABOUT XTL BIOPHARMACEUTICALS LTD.
XTL Biopharmaceuticals Ltd. (“XTL”) is engaged in the development of therapeutics for the treatment of diabetic neuropathic pain and HCV. XTL is developing Bicifadine, a serotonin and norepinephrine reuptake inhibitor, for the treatment of diabetic neuropathic pain, which is currently in a Phase 2b study. XTL has out-licensed its novel pre-clinical HCV small molecule inhibitor program. XTL also has an active in-licensing and acquisition program designed to identify and acquire additional drug candidates. XTL is publicly traded on the NASDAQ and Tel-Aviv Stock Exchanges (NASDAQ: XTLB; TASE: XTL).

Contact:
Ron Bentsur, Chief Executive Officer
Tel: +1-(845)-267-0707 ext. 225

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: August 27, 2008	By:	/s/ Ron Bentsur
Ron Bentsur
Chief Executive Officer